VF 3-21-05

05036185

[...]ES
[...]E COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 1 2005

SEC FILE NUMBER
8- 65967

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRIVATE ENERGY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 TOWER LANE, 4TH FLOOR
(No. and Street)

AVON	CT	06001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID MACK — 212-744-1549
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM E. WEIDNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIVATE ENERGY SECURITIES, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2006

Notary Public

Signature

MANAGING DIRECTOR

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIVATE ENERGY SECURITIES, INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2004

PRIVATE ENERGY SECURITIES, INC.

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Private Energy Securities, Inc.

We have audited the accompanying statement of financial condition of Private Energy Securities, Inc. (the "Company") as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Private Energy Securities, Inc. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

February 11, 2005 Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza ◦ New York, NY 10004 ◦ Tel: (212) 269-0572 ◦ FAX: (212) 968-1279

PRIVATE ENERGY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	25,960

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	8,840
Income taxes payable		1,386
Total liabilities		10,226
Shareholders' equity		
Common shares, $1 par value; authorized, 20,000 shares; issued and outstanding, 10,000 shares		10,000
Additional paid-in capital		9,800
Accumulated deficit		(4,066)
Total shareholders' equity		15,734
Total liabilities and shareholders' equity	$	25,960

The accompanying notes are an integral part
of this financial statement.

PRIVATE ENERGY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2004

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Private Energy Securities, Inc. (the "Company") was incorporated under the laws of the State of Connecticut March 4, 2003. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company was approved as a member of the National Association of Securities Dealers, Inc. on March 13, 2004, on which date it commenced operations.

The Company's primary business activities include offering debt and equity securities of oil and gas companies to institutional money managers for long term investment in the energy sector. The Company also assists in arranging mergers or acquisitions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) The Company records revenue from investment banking and service fees as earned, generally upon the closing of a transaction.

(b) The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits.

NOTE 4 - INCOME TAXES

The Company is subject to Federal and state income taxes and files its income tax returns on a cash basis. The components of the income tax provision as of December 31, 2004 were:

Federal	$ 924
State	462
Total	$1,386

NOTE 5 - RELATED PARTY TRANSACTIONS

The shareholders of the Company are also owners of a related entity. Under the agreement with that entity, the Company compensates the entity for services it renders to the Company in connection with successful investment banking and other fees earned by the Company. Since the date the Company commenced operations, the Company paid $1,230,479 to the entity for such services.

NOTE 6 - SIGNIFICANT TRANSACTION

The Company derived approximately 45% of its revenues from a transaction on behalf of one entity.

NOTE 7 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to one duirng its first year of operations and 15 to one thereafter. Net capital and aggregate indebtedness change from day to day. As of December 31, 2004, the Company had a net capital of $15,734 which was $10,734 in excess of the required minimum at that date of $5,000. The Company's aggregate indebtedness to net capital was .65 to 1.